June 16, 2025

Ryan Confer
President, Chief Executive Officer and Chief Financial Officer
Genprex, Inc.
3300 Bee Cave Road #650-227
Austin, TX 78746

        Re: Genprex, Inc.
            Registration Statement on Form S-1
            Filed June 11, 2025
            File No. 333-287962
Dear Ryan Confer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Lloyd Jeglikowski, Esq.